

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

John Brda
Chief Executive Officer and Director
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, TX 75093

> **Re: Torchlight Energy Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 4, 2021**
> **File No. 001-36247**

Dear Mr. Brda:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael A. Hedge